Exhibit 21.1

Targa Resources Partners LP Subsidiary List

Entity Name	Jurisdiction of Formation
Targa Intrastate Pipeline LLC	Delaware
Targa Louisiana Field Services LLC	Delaware
Targa Louisiana Intrastate LLC	Delaware
Targa North Texas GP LLC	Delaware
Targa North Texas LP	Delaware
Targa Resources Operating GP LLC	Delaware
Targa Resources Operating LP	Delaware
Targa Resources Partners Finance Corporation	Delaware
Targa Resources Texas GP LLC	Delaware
Targa Texas Field Services LP	Delaware